                                                                                Exhibit 99.1

ELBIT MEDICAL IMAGING ANNOUNCES INTEREST RATE FOR THE NEXT INTEREST PERIOD FOR SERIES B NOTES

Tel Aviv, Israel, August 21, 2006, Elbit Medical Imaging Ltd. (“EMI”) (NASDAQ: EMITF), announced today, in accordance with section 4 of the “Terms Behind the Page” of Series B Notes of the Company, that the interest rate borne by Series B Notes for the interest period beginning on August 21, 2006 and ending on February 19, 2007 is 4.05%.

It is noted that the Company undertook to pay an additional interest at a rate of 0.3% per annum for the Series B Notes for the period beginning on August 21, 2006 and ending on the date of publication of a Company’s prospectus for the registration of the Series B Notes for trade on the Tel Aviv Stock Exchange.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel and in Central and Eastern Europe; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com